Flux Hybrids, Inc

Balance Sheet

Date: **1/1/2023**

Assets		**2022**		**2021**
Current Assets				
Cash		83,734		90,414
Accounts receivable				
Inventory				
Prepaid expenses				
Short-term investments				
Total current assets	$	83,734	$	90,414
Fixed (Long-Term) Assets				
Long-term investments		-		
Property, plant, and equipment		-		
(Less accumulated depreciation)		-		
Intangible assets				
Total fixed assets	$	-	$	-
Other Assets				
Deferred income tax				
Other				
Total Other Assets	$	-	$	-
Total Assets	**$**	**83,734**	**$**	**90,414**

Liabilities and Owner's Equity				
Current Liabilities				
Accounts payable		-		-
Short-term loans				-
Income taxes payable		-		
Accrued salaries and wages				
Unearned revenue				
Current portion of long-term debt		-		-
Total current liabilities	$	-	$	-
Long-Term Liabilities				
Long-term debt		(419,242)		(121,870)
Deferred income tax				
Other				
Total long-term liabilities	$	(419,242)	$	(121,870)
Owner's Equity				
Owner's investment		-		
Retained earnings		-		
Other				
Total owner's equity	$	-	$	-
Total Liabilities and Owner's Equity	**$**	**(419,242)**	**$**	**(121,870)**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	-5.01	-1.35
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets - Current Liabilities)	83,734	90,414
Assets-to-Equity Ratio (Total Assets / Owner's Equity)		

Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)

Flux Hybrids, Inc

Income Statement

For the Years Ending [Dec 31, 2021 and Dec 31, 2022]

Revenue	2022	2021
Sales revenue	-	-
(Less sales returns and allowances)		
Service revenue	-	-
Interest revenue		
Other revenue		
Total Revenues	**-**	**-**

Operating Expense		
General and Administrative	305,914	108,035
Professional fees	-	3,518
Other	-	
Total Operating Expenses	**305,914**	**111,553**
Net Income Before Taxes	(305,914)	(111,553)
Income tax expense	-	-
Income from Continuing Operations	**(305,914)**	**(111,553)**

Below-the-Line Items		
Grant and competition income		80,097
Effect of accounting changes		
Extraordinary items		
Net Income	**(305,914)**	**(31,456)**

FLUX HYBRIDS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2022
(unaudited)

	Common Stock		Common Stock Receivable	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, January 1, 2021	10,000	$ -	-	$ -	$ -
Stock Split	8,990,000	90	(90)	-	$ -
Net loss	-	-	-	(31,456)	$ (31,456)
ENDING BALANCE, DECEMBER 31, 2021	9,000,000	$ -	$ -	$ -	$ -
Stock split		90	(90)	-	$ -
Net loss	-	-	-	(305,914)	$ (305,914)
ENDING BALANCE, DECEMBER 31, 2022	**9,000,000**	**$ 90**	**$ (90)**	**$ (337,370)**	**$ (337,370)**

See independent accountant's review report and accompanying notes to financial statements.

Flux Hybrids, Inc
Cash Flow Statement

For the Year Ending	12/31/2022
Cash at Beginning of Year	90,414

Operations

Cash receipts from	
Customers	0
Other Operations	
Cash paid for	
General operating and administrative expenses	(305,914)
Income taxes	0
Net Cash Flow from Operations	**(305,914)**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Issuance of Convertible Debt	299,234
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**299,234**

Net Increase in Cash	**(6,680)**

Cash at End of Year	83,734

1. **Summary of Significant Accounting Policies**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2022, the Company had no accounts receivable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years of 2021 and 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and North Carolina.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Fair Value of Financial Instruments (continued)
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical
assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the
marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by hybrid and all electric conversion kits for vehicles. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company

Stock Compensation Expense (continued)

accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2022 was $90 and nil, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 –06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Convertible Notes**

   During 2021, the Company issued two convertible promissory notes for a total of $120,000. The notes carry 5-6% APRs and maturity dates in 2023. The notes have discount rates of 80% and valuation caps of $3,000,000.

   The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $250,000, sale of the Company or at the maturity date.

   During 2022, the Company issued two convertible promissory notes for a total of $299,242. The notes carry 3-5% APRs and maturity dates in 2025. The notes have discount rates of 80% and valuation caps of $5,000,000 -$6,000,000.

   The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the Company or at the maturity date.

4. **Equity**

   Stock Split

   During 2021, the Company's board of directors declared a nine hundred-for-one stock split on the shares of the Company's common. Each shareholder of record received an additional 899 shares of common stock for each share of common or preferred stock then held. The Company changed the current zero par value to a par value of $0.00001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per-share amounts, and stock option data of the Company's common stock have been restated to reflect the effect of the stock split for all periods presented.

   Common Stock

   Under the articles of incorporation (post conversion to a Delaware Corporation), the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 9,000,000 shares have been issued and are outstanding. Prior to the Company's conversion to a Delaware Corporation, the number of common shares of stock that the Corporation shall have the authority to issue was 100,000, with no par value. As of December 31, 2020, 10,000 shares were issued and outstanding. During 2021, these shares converted to 9,000,000 shares.

   Equity Incentive

   The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2022, 500,000 and 300,000, respectively, shares have been issued under the Plan. As of December 31, 2021 and 2022, no shares have vested. The Plan was increased by 573,921 shares to a total of 1,573,921 shares in 2022 in order to compensate potential new hires to be made in the upcoming year.

5. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on February 21, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

Convertible Promissory Notes Issued

In 2023, the Company issued two convertible promissory notes for a total of $100,000. The notes carry a 5% annual interest rate, 20% discount rate and $8,000,000 valuation cap.

Managements Evaluation
The Company has evaluated subsequent events through May 20, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.